Jason L. Kent +1 858 550 6044 jkent@cooley.com	VIA EDGAR AND FEDEX

July 8, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracie Mariner

Vanessa Robertson

Conlon Danberg

Laura Crotty

Re:	Genelux Corporation

Registration Statement on Form S-1

Filed June 24, 2021

File No. 333-265828

Ladies and Gentlemen:

On behalf of Genelux Corporation (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated June 3, 2021 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 7, 2021, which was subsequently updated by the Company with a draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 24, 2021 and May 20, 2022, and with a Registration Statement on Form S-1 filed with the Commission on June 24, 2022 (the “Registration Statement”), we are submitting this supplemental letter to address Comment 11 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment 11 into this letter.

Staff Comment

General

11.      Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

Response:

As discussed with the Staff, the Company has made only two stock option grants in the last twelve months. These stock options, covering an aggregate of 428,459 shares of the Company’s common stock, were granted on October 4, 2021 at an exercise price of $3.50 per share. For clarity, this share number and exercise price does not reflect the impact of a reverse stock split of the Common Stock that the Company anticipates will be effected prior to the effectiveness of the Registration Statement.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission July 8, 2022 Page Two

The Company advises the Staff that the exercise price for these stock options exceeds the estimated price range that the Company currently expects to utilize for the initial public offering, based on an assessment of the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from the representatives of the underwriters for the offering.

In light of the information described above, the Company respectfully submits that the Staff’s comment is not applicable.

Please contact me at (858) 550-6044 or Amy Hallman Rice at (858) 550-6046 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Jason L. Kent

Jason L. Kent

Cooley LLP

cc:	Thomas Zindrick, Genelux Corporation

Amy Hallman Rice, Cooley LLP

Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP

Michael K. Bradshaw, Nelson Mullins Riley & Scarborough LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com